

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2025

Alonso Sotomayor
Chief Financial Officer
Dynaresource, Inc.
The Urban Towers
W. Las Colinas Blvd.
Suite 1910 - North Tower
Irving, TX 75039

      Re: **Dynaresource, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed April 16, 2024
           File No. 000-30371

Dear Alonso Sotomayor:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Energy & Transportation